Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

July 31, 2013

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on July 16, 2013, regarding Post-Effective Amendment No. 132 to the Registration Statement on Form N-1A for the HCM Freedom Fund (the “Fund”), a series of the Direxion Funds (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on May 30, 2013. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus – Summary Section

1.	The Fund’s investment objective is long-term capital appreciation with lower volatility than the overall market. In reviewing the Fund’s Annual and Semi-Annual Reports for the past two years, however, it appears that the Fund has been significantly investing in other mutual funds that primarily invest in bonds. Please discuss supplementally how investing in other bond funds is consistent with the Fund’s investment objective to provide long-term capital appreciation. Furthermore, please explain how the Fund’s use of leverage is consistent with its investment objective to seek lower volatility than the overall market, or otherwise confirm whether the investment objective needs to be modified.

The Fund’s investment objective and investment strategy have been revised to emphasize that the Fund utilizes a dynamic and opportunistic approach to allocate assets between fixed income and equity securities, and may invest significantly, either directly or indirectly, in fixed income securities for sustained periods of time. By selectively investing in a broad range of fixed income securities encompassing various anticipated yields, maturities and credit ratings, while shifting Fund assets into equity securities at advantageous intervals, the Fund attempts to generate overall capital appreciation consistent with its investment objective.

Securities and Exchange Commission

July 31, 2013

The Fund’s investment objective to seek long-term capital appreciation has also been modified to remove “with lower volatility than the overall market”. The Fund’s investment strategy to utilize leverage is consistent with this investment objective.

2.	In the Fund’s “Annual Fund Operating Expenses” table please indicate what the Operating Services Fee encompasses.

The Trust notes that the following footnote describing the Operating Services Fee has been added to the Operating Services Fee line item in the Annual Fund Operating Expenses table:

(1)

Rafferty Asset Management, LLC (“Rafferty” or “Adviser”) has entered into an Operating Services Agreement with the Fund. Under this Operating Services Agreement, Rafferty has contractually agreed to pay all expenses of the Fund through September 1, 2015 other than the following: management fees, distribution and/or service fees, shareholder servicing fees, acquired fund fees and expenses, taxes, leverage interest, dividends or interest on short positions, other interest expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation or other expenses outside the typical day-to-day operations of the Fund. This Operating Services Agreement may be terminated at any time by the Board of Trustees.

3.	In the “Portfolio Turnover” paragraph, please consider giving more prominence to the disclosure that the Fund’s portfolio turnover rate reflects the previous investment strategy and may have been higher if it had followed the current investment strategy.

The Trust has italicized the applicable disclosure.

4.	In the first paragraph under “Principal Investment Strategy”, please consider including additional disclosure indicating the expected limits on which the Fund will invest long or short securities.

The Trust has modified the disclosure in the first paragraph as follows:

The Fund’s subadviser, Horizon Capital Management, Inc. (“HCM” or Subadviser”), employs an opportunistic investment strategy in which the Fund invests significantly in fixed income securities indirectly through exchange-traded funds (“ETFs”), and other investment companies, and strategically reduces those investment from time to time to invest in a broad range of U.S. and foreign equity securities when the Subadviser believes it is advantageous to the Fund. Additionally, the Fund may take short positions of up to 150% of the Fund’s net assets in fixed income or equity securities either directly or through the use of total return swaps.

Securities and Exchange Commission

July 31, 2013

5.	In the second paragraph under “Principal Investment Strategy”, please consider disclosing the specific types of fixed income securities in which the Fund invests, and any applicable risks associated with those types of fixed income securities. In reviewing the Fund’s Annual and Semi-Annual Reports for the past two years, it appears, for example, that the Fund has invested in municipal bond funds, asset backed securities and bank loans, among other types of fixed income securities.

The Trust has modified the disclosure in the second paragraph as follows:

The fixed income securities in which the Fund may invest, directly or indirectly through ETFs and other investment companies, include corporate bonds, convertible bonds, foreign bond securities, municipal bonds, asset-backed securities, floating rate loans, and loan participation interests. These fixed-income securities may have varying maturities (e.g., long-, intermediate- or short-term) and credit qualities (e.g., investment grade or non-investment grade). The terms “investment grade” and “non-investment grade” refer to the credit quality of fixed-income securities as established by a recognized rating agency, such as S&P, Moody’s or Fitch. Securities that are rated lower than investment grade, high yield securities or “junk bonds,” generally provide high income in an effort to compensate investors for their higher risk of default, which is the failure to make required interest or principal payments. The Fund may invest without limit in high yield securities.

6.	Please explain supplementally how the Fund intends to meet its obligations under Section 18.

Section 18(f) provides open-end management investment companies such as the Fund with a limited ability to engage in leverage. The Fund has no present intent of engaging in the types of leverage explicitly permitted by Section 18(f), however, should it do so in the future, it will amend its disclosure and comply with the strictures of that section.

In addition, the Fund notes that it will invest in certain investments and utilize certain investment techniques that may have a leveraging effect on its portfolio. We note that the SEC has previously indicated in Release No. IC-10666 that these types of investments or investment techniques could have the effect of creating a senior security within the meaning of Section 18 unless those securities were “covered” with segregated or earmarked liquid securities in an amount equal to the Fund’s financial exposure, marked to market each day.

Securities and Exchange Commission

July 31, 2013

The Fund intends to comply with the SEC’s position as enunciated in Release No. IC-10666, and as subsequently interpreted by the SEC Staff. In particular, the Fund intends to cover credit default swaps, if any, in an amount equal to the total amount of potential liability faced by the Fund, which will typically be the notional amount of the credit default swap. We also recognize that the SEC has issued an interpretive release related to the use of derivative instruments by registered investment companies, and we recognize that the Staff’s positions related to Release No. IC-10666 are subject to future change.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: President

cc:	Robert J. Zutz, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC